SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                     Infinity Broadcasting Corporation
                              (Name of Issuer)

               Class A Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

                                456 62S 10 2
                               (CUSIP Number)

                          Angeline C. Straka, Esq.
            Vice President, Secretary and Deputy General Counsel
                              CBS Corporation
                            51 West 52nd Street
                              New York, 10019
                               (212) 975-3335

                               with a copy to

                          Marc S. Rosenberg, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1676

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                              December 8, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on following page(s))

                                               SCHEDULE 13D

CUSIP No.         456 62S 10 2


   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CBS Corporation
          I.R.S. No. 25-0877540

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                (b) [ ]
   3      SEC USE ONLY

   4      SOURCE OF FUNDS
          OO; WC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Pennsylvania

                               SOLE VOTING POWER

                        7            57,798,165

                               SHARED VOTING POWER

         NUMBER OF      8           642,201,835
          SHARES
       BENEFICIALLY            SOLE DISPOSITIVE POWER
       OWNED BY EACH
         REPORTING      9            57,798,165
        PERSON WITH
                               SHARED DISPOSITIVE POWER

                       10           642,201,835


          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11        700,000,000

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                            [ ]

          PERCENT OF CLASS REPRESENTED
   13     BY AMOUNT IN ROW (11)
          81.8%

   14     TYPE OF REPORTING PERSON
          CO

                                SCHEDULE 13D

CUSIP No.         456 625 62S 10 2


   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Westinghouse CBS Holding Company, Inc.
          I.R.S. No. 25-1776511

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                (b) [ ]
   3      SEC USE ONLY

   4      SOURCE OF FUNDS
          WC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                                SOLE VOTING POWER

                        7               0

                               SHARED VOTING POWER

         NUMBER OF      8           642,201,835
          SHARES
       BENEFICIALLY            SOLE DISPOSITIVE POWER
       OWNED BY EACH
         REPORTING      9                0
        PERSON WITH
                               SHARED DISPOSITIVE POWER

                       10           642,201,835


          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11        642,201,835


   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                            [ ]

          PERCENT OF CLASS REPRESENTED
   13     BY AMOUNT IN ROW (11)
          80.5%

   14     TYPE OF REPORTING PERSON
          HC

                                SCHEDULE 13D

CUSIP No.         456 625 62S 10 2


   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CBS Broadcasting Inc.
          I.R.S. No. 13-0590730

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                                (b) [ ]
   3      SEC USE ONLY

   4      SOURCE OF FUNDS
          WC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
                                SOLE VOTING POWER

                        7               0

                               SHARED VOTING POWER

         NUMBER OF      8           642,201,835
          SHARES
       BENEFICIALLY            SOLE DISPOSITIVE POWER
       OWNED BY EACH
         REPORTING      9                0
        PERSON WITH
                               SHARED DISPOSITIVE POWER

                       10           642,201,835


          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11        642,201,835

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                            [ ]

          PERCENT OF CLASS REPRESENTED
   13     BY AMOUNT IN ROW (11)
          80.5%

   14     TYPE OF REPORTING PERSON
          CO

Item 1. Security and Issuer.

     This statement relates to the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Infinity Broadcasting Corporation ("Issuer"), a Delaware corporation whose principal executive office is located at 40 West 57th Street, New York, New York 10019. This statement is being filed as a replacement in all respects for the statement filed December 18, 1998, containing identical beneficial ownership information. The beneficial ownership of Class A Common Stock reported in this statement is pursuant to the conversion rights of Class B Common Stock, par value $.01 per share, of the Issuer ("Class B Common Stock") owned by each reporting person into Class A Common Stock.

Item 2. Identity and Background.

     The persons filing this statement are: (i) CBS Corporation ("CBS"), a Pennsylvania corporation whose principal office and principal business address is 51 West 52nd Street, New York, New York 10019; (ii) Westinghouse CBS Holding Company, Inc., a wholly owned subsidiary of CBS ("Holding"), whose principal office and principal business address is 51 West 52nd Street, New York, New York 10019; and (iii) CBS Broadcasting Inc. ("Broadcasting"), a wholly owned subsidiary of Holding, whose principal office and principal business address is 51 West 52nd Street, New York, New York 10019.

     CBS conducts its business directly and through various subsidiaries. The operations of CBS, Holding and Broadcasting principally relate to television, cable programming and, through the Issuer, radio broadcasting and outdoor advertising.

     During the last five years, neither CBS, Holding, Broadcasting nor, to the knowledge of CBS, Holding or Broadcasting, any executive officer or director of CBS, Holding or Broadcasting, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The attached Schedule I is a list of the directors and executive officers of CBS, Holding and Broadcasting which contains the following information with respect to each such person:

     (a) name;

     (b) business address; and

     (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     Except for Robert E. Cawthorn, who is a British citizen, and Jan Leschly, who is a Danish citizen, each person identified on Schedules 1-A, 1-B and 1-C hereto is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     CBS acquired its shares of Class B Common Stock, which, while held by CBS or its affiliates or under certain other circumstances, are convertible into shares of Class A Common Stock, through a recapitalization that occurred on December 14, 1998 (the "Recapitalization"). Pursuant to the Recapitalization, 90 shares of common stock, par value $1.00 per share, of the Issuer ("Common Stock") owned by CBS were converted into 57,798,165 shares of Class B Common Stock. CBS acquired its shares of Common Stock from the Issuer on December 3, 1998, in exchange for the transfer to the Issuer of certain radio assets.

     Broadcasting acquired its shares of Class B Common Stock in the Recapitalization. Pursuant to the Recapitalization, 1,000 shares of Common Stock owned by Broadcasting were converted into 642,201,835 shares of Class B Common Stock. Broadcasting acquired its shares of Common Stock in exchange for cash pursuant to a stock subscription agreement, dated as of September 16, 1998.

Item 4. Purpose of Transaction.

     The shares of Common Stock (subsequently converted into shares of Class B Common Stock) were acquired by CBS and Broadcasting as part of a reorganization (the "Reorganization") pursuant to which CBS and Broadcasting contributed to the Issuer the radio and outdoor advertising business of CBS and its subsidiaries. Included in the contribution were all of CBS's out-of-home media assets, including those of Broadcasting, Infinity Media Corporation (formerly Infinity Broadcasting Corporation), a Delaware corporation (including TDI Worldwide, Inc., a Delaware corporation) and CBS Radio Inc. (formerly American Radio Systems Corporation), a Delaware corporation.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) As of December 8, 1998, Broadcasting has, through the conversion of its Common Stock and the conversion rights of its Class B Common Stock, voting and investment power with respect to 642,201,835 shares of Class A Common Stock. CBS and Holding may be deemed to beneficially own all the Class B Common Stock directly held by Broadcasting.

     As of December 8, 1998, CBS has, through the conversion of its Common Stock and the conversion rights of its Class B Common Stock, voting and investment power with respect to 700,000,000 shares of Class A Common Stock, including 57,798,165 shares of Class B Common Stock held by CBS and 642,201,835 shares of Class B Common Stock held by Broadcasting. In the aggregate, CBS has voting and investment power with respect to 700,000,000 shares of Class A Common Stock, or 81.8%, of the Class A Common Stock of the Issuer as of December 18, 1998.

     (c) CBS received all its shares of Common Stock (subsequently converted into Class B Common Stock pursuant to the Recapitalization) on December 3, 1998, in exchange for the transfer of certain radio and radio-related assets to the Issuer.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to an Intercompany Agreement, dated December 15, 1998 (the "Intercompany Agreement"), between CBS and the Issuer, upon the request of CBS, Broadcasting or any other rights holder, the Issuer will use its best efforts to effect the registration under the applicable federal and state securities laws of any of the shares of Class A Common Stock or Class B Common Stock (and any other securities issued in respect of or in exchange therefor) beneficially owned by CBS, Broadcasting or any such other rights holder, as applicable, for sale in accordance with CBS's or Broadcasting's intended method of disposition thereof, and will take such other actions as may be necessary to permit the sale thereof in other jurisdictions subject to certain limitations specified in the Intercompany Agreement. CBS, Broadcasting and any other rights holder also will each have the right, subject to certain limitations, to include at any time and from time to time the shares of Class A Common Stock or Class B Common Stock (and any other securities issued in respect of or in exchange therefor) beneficially owned by it in certain other registrations or such securities initiated by the Issuer on its own behalf or on behalf of its other stockholders. Subject to the provisions of the Intercompany Agreement, the Issuer generally will be required to pay all out-of-pocket costs and expenses in connection with each such registration that CBS, Broadcasting or any other rights holder requests or in which CBS, Broadcasting or any other rights holder participates. Subject to certain limitations specified in the Intercompany Agreement, such registration rights will be assignable by CBS, Broadcasting or any other rights holder and their assigns. The Intercompany Agreement contains customary terms and provisions with respect to, among other things, registration procedures and certain rights to indemnification and contribution granted by the parties thereunder in connection with such a registration.

Item 7. Material to Be Filed as Exhibits.

     Not applicable.

                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  January 5, 1999.

                                   CBS CORPORATION,

                                     by /s/ Louis J. Briskman
                                        ------------------------------------
                                        Name:  Louis J. Briskman, Esq.
                                        Title: Executive Vice President and
                                               General Counsel


                                   WESTINGHOUSE CBS HOLDING COMPANY,
                                   INC.,

                                   by /s/ Louis J. Briskman
                                      --------------------------------------
                                      Name:  Louis J. Briskman, Esq.
                                      Title: Executive Vice President and
                                             General Counsel


                                   CBS BROADCASTING, INC.,

                                   by /s/ Louis J. Briskman
                                      --------------------------------------
                                      Name:  Louis J. Briskman, Esq.
                                      Title: Executive Vice President and
                                             General Counsel

                                                                 Schedule I


                                SCHEDULE 1-A

                    Name, Business Address, and Present
                   Principal Occupation or Employment of
                    the Directors and Executive Officers
                             of CBS Corporation
                              ----------------
                                 Directors
                                 ---------



Name and Business Address           Present Principal Occupation and
                                    Address of Employment

Robert E. Cawthorn                  Managing Director, Global Health Care
DLJ Merchant Banking Partners LP    Partners
Donaldson, Lufkin & Jenrette        DLJ Merchant Banking Partners LP
401 City Line Avenue, 2nd Floor     Donaldson, Lufkin & Jenrette
Bala Cynwyd, PA 19004-1122          401 City Line Avenue, 2nd Floor
                                    Bala Cynwyd, PA 19004-1122

George H. Conrades                  Venture Partner
Polaris Venture Partners            Polaris Venture Partners
1000 Winter Street, #3350           1000 Winter Street, #3350
Waltham, MA 02451                   Waltham, MA 02451

Martin C. Dickinson                 Retired Senior Vice President
P.O. Box 7078                       Scripps Bank
Rancho Santa Fe, CA 92067           P.O. Box 7078
                                    Rancho Santa Fe, CA 92067

William H. Gray III                 President and Chief Executive Officer
The College Fund/UNCF               The College Fund/UNCF
8260 Willow Oaks Corporate Drive    8260 Willow Oaks Corporate Drive
P.O. Box 10444                      Fairfax, VA 22031
Fairfax, VA 22031

Michael H. Jordan                   Chairman and Chief Executive Officer
CBS Corporation                     CBS Corporation
51 West 52nd Street                 51 West 52nd Street
New York, NY 10019                  New York, NY 10019

Mel Karmazin                        President & Chief Operating Officer
CBS Corporation                     CBS Corporation
40 West 57th Street                 40 West 57th Street
New York, NY 10019                  New York, NY 10019

Jan Leschly                         Chief Executive
SmithKline Beecham                  SmithKline Beecham
P.O. Box 7929                       P.O. Box 7929
Philadelphia, PA 19101              Philadelphia, PA 19101

David T. McLaughlin                 Chairman and Chief Executive Officer
The Gallery - Suite 203             Orion Safety Products
45 Newport Road                     P.O. Box 1047
New London, NH 03257                Easton, MD 21601

Richard R. Pivorotto                President
Richard R. Pivorotto Co., Inc.      Richard R. Pivorotto Co., Inc.
111 Clapboard Ridge Rd.             111 Clapboard Ridge Rd.
Greenwich, CT 06830                 Greenwich, CT 06830

Raymond W. Smith                    Chairman & Chief Executive Officer
Bell Atlantic Corporation           Bell Atlantic Corporation
1095 Avenue of the Americas         1095 Avenue of the Americas
39th Floor                          39th Floor
New York, NY 10036                  New York, NY 10036

Paula Stern                         President
The Stern Group, Inc.               The Stern Group, Inc.
3314 Ross Place NW                  3314 Ross Place NW
Washington, DC 20008                Washington, DC 20008

Robert D. Walter                    Chairman and Chief Executive Officer
Cardinal Health, Inc.               Cardinal Health, Inc.
5555 Glendon Court                  5555 Glendon Court
Dublin, OH 43016                    Dublin, OH 43016


                             Executive Officers
                              ---------------

Name/Title and Business Address     Present Principal Occupation and
                                    Address of Employment

Michael H. Jordan                   Chairman and Chief Executive Officer
CBS Corporation                     CBS Corporation
51 West 52nd Street                 51 West 52nd Street
New York, NY 10019                  New York, NY 10019

Mel Karmazin                        President & Chief Operating Officer
CBS Corporation                     CBS Corporation
40 West 57th Street                 40 West 57th Street
New York, NY 10019                  New York, NY 10019

Louis J. Briskman                   Executive Vice President and General
CBS Corporation                     Counsel
51 West 52nd Street                 CBS Corporation
New York, NY 10019                  51 West 52nd Street
                                    New York, NY 10019

Robert G. Freedline                 Vice President & Controller
CBS Corporation                     CBS Corporation
51 West 52nd Street                 51 West 52nd Street
New York, NY 10019                  New York, NY 10019

Carol V. Savage                     Vice President and Chief Accounting
CBS Corporation                     Officer
11 Stanwix Street                   CBS Corporation
Pittsburgh, PA 15222                11 Stanwix Street
                                    Pittsburgh, PA 15222

Charles W. Pryor, Jr.               Vice President
CBS Corporation                     CBS Corporation
4350 Northern Pike                  4350 Northern Pike
Monroeville, PA 15146               Monroeville, PA 15146

Fredric G. Reynolds                 Executive Vice President and Chief
CBS Corporation                     Financial Officer
51 West 52nd Street                 CBS Corporation
New York, NY 10019                  51 West 52nd Street
                                    New York, NY 10019

Leslie Moonves                      President and Chief Executive Officer,
CBS Corporation                     CBS Television
7800 Beverly Boulevard              7800 Beverly Boulevard
Los Angeles, CA 90036               Los Angeles, CA 90036

                                SCHEDULE 1-B

                    Name, Business Address, and Present
                   Principal Occupation or Employment of
                  the Directors and Executive Officers of
                   Westinghouse CBS Holding Company, Inc.
                    -----------------------------------

                                 Directors
                                  --------


Name/Title and Business Address     Present Principal Occupation and
                                    Address of Employment

Michael H. Jordan                       Same as Schedule 1-A
Same as Schedule 1-A

Louis J. Briskman                       Same as Schedule 1-A
Same as Schedule 1-A

Fredric G. Reynolds                     Same as Schedule 1-A
Same as Schedule 1-A

                             Executive Officers
                              ---------------

Name/Title and Business Address     Present Principal Occupation and
                                    Address of Employment

Michael H. Jordan                        Same as Schedule 1-A
Chairman and Chief Executive Officer
Same as Schedule 1-A

Mel Karmazin                             Same as Schedule 1-A
Executive Vice President
Same as Schedule 1-A

Louis J. Briskman                        Same as Schedule 1-A
Executive Vice President and General
Counsel
Same as Schedule 1-A

Leslie Moonves                           Same as Schedule 1-A
Executive Vice President
Same as Schedule 1-A

Fredric G. Reynolds                      Same as Schedule 1-A
Executive Vice President and Chief
Financial Officer
Same as Schedule 1-A

                                SCHEDULE 1-C

                    Name, Business Address, and Present
                   Principal Occupation or Employment of
                  the Directors and Executive Officers of
                           CBS Broadcasting Inc.
                    -----------------------------------

                                 Directors
                                  --------


Name/Title and Business Address           Present Principal Occupation and
                                          Address of Employment

Michael H. Jordan                         Same as Schedule 1-A
Same as Schedule 1-A

Louis J. Briskman                         Same as Schedule 1-A
Same as Schedule 1-A

Fredric G. Reynolds                       Same as Schedule 1-A
Same as Schedule 1-A

                             Executive Officers
                              ---------------

Name/Title and Business Address     Present Principal Occupation and
                                    Address of Employment

Michael H. Jordan                         Same as Schedule 1-A
Chairman and Chief Executive Officer
Same as Schedule 1-A

Mel Karmazin                              Same as Schedule 1-A
Executive Vice President
Same as Schedule 1-A

Louis J. Briskman                         Same as Schedule 1-A
Executive Vice President and General
Counsel
Same as Schedule 1-A

Leslie Moonves                            Same as Schedule 1-A
Executive Vice President
Same as Schedule 1-A

Fredric G. Reynolds                       Same as Schedule 1-A
Executive Vice President and Chief
Financial Officer
Same as Schedule 1-A